FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2005.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and Its Listed Subsidiaries Terminate Their Retirement Benefit Systems for Directors and Standing Corporate Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 16, 2005, in Kyoto, Japan

Nidec and Its Listed Subsidiaries Terminate Their Retirement Benefit Systems

for Directors and Standing Corporate Auditors

Nidec Corporation ("Nidec") announced today that it terminated its Retirement Benefit System effective December 31, 2004 in accordance with a resolution adopted at its Board of Directors held on December 15, 2004.

Subsequent to this decision, Nidec's five listed subsidiaries, Sankyo Seiki Mfg. Co., Ltd, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, and Nidec-Read Corporation, also adopted resolutions for the termination of their retirement benefit systems taking effect on April 1, 2005 at the respective meetings of their Boards of Directors.

1. Date of termination

Nidec terminated its Retirement Benefit System as of December 31, 2004. The payment of retirement benefits to Nidec's directors or standing corporate auditors retiring at or prior to the close of the Annual General Meeting of Shareholders to be held in June 2005 will be made corresponding to their term of office up to the date of the said Annual General Meeting of Shareholders subject to shareholder approval. Nidec's five listed subsidiaries as stated above will terminate their Retirement Benefit System as of April 1, 2005.

2. Reasons for termination

The termination of the Retirement Benefit Systems of Nidec and its listed subsidiaries is intended to provide directors or standing corporate auditors with remuneration that better reflects the annual performance and results of the companies, rather than the length of service of individuals.

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